NESTLÉ S.A.

82-1252

By UPS / registered mail

Securities and Exchange
Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549-0302
Mail Stop 3-2
USA

Vevey, 18 January 2005

SUPPL

Ladies and gentlemen,

Further to our letter of 24 May 2004, please be informed that the **next Ordinary General Meeting of Shareholders of Nestlé S.A.** will be held on

14 April 2005

at the *Palais de Beaulieu*, Lausanne/Switzerland.

The Company hereby provides above-mentioned information to the Commission under Rule 12g3-2(b), promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me, should you have any further queries.

Yours sincerely,



Bernard DANIEL
Secretary General

dlw 1/26

cc: Mr John T. Gaffney
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019 / USA